Millennium Group International Holding Limited

Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong

Kowloon, Hong Kong 999077

People’s Republic of China 325025

May 18, 2022

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Erin Donahue

Re:	Millennium Group International Holdings Ltd Draft Registration Statement on Form F-1 Submitted February 1, 2021 CIK No. 0001903995

Dear Ms. Donahue:

This letter is in response to your letter on February 28, 2022 in which you provided a comment to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Millennium Group International Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on February 1, 2022. On the date hereof, the Company has submitted an Amendment to Registration Statement on Form F-1. We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Confidential Draft Registration on Form F-1 filed February 1, 2022

Prospectus Cover Page, page i

1.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE:  We respectfully advise the Staff that we have previously disclosed on the cover page on how cash transfers among our subsidiaries under the paragraph starting with “Millennium is permitted under the Cayman Islands laws to provide funding to our subsidiaries in the PRC…” We further advise the staff that since (1) we do not operate under a VIE structure or agreement, and (2) there has been no dividend or distributions made among the holding company and its subsidiaries, we believe that we are not required to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

2.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

RESPONSE:  We respectfully advise the Staff that we do not utilize VIE structure and therefore this comment is not applicable to our company.

Prospectus Summary, page 1

3.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:  We respectfully advise the Staff that we have previously included a section entitled “Summary of Risk Factors – Risks Related to Doing Business in the PRC” disclosing the risks referenced above on page 6.

4.	Please ensure that the risks referenced in your summary risk factors are reflected in your risk factors section beginning on page 13.

RESPONSE:  We respectfully advise the Staff that we have reviewed both sections to ensure all risks outlined in the Summary of Risk Factors on pages 5 to 6 and confirm that risks referenced in summary risk factors are reflected in the risk factors section.

5.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosed on page 9 under Summary of Risk Factors section that, in accordance with the applicable PRC laws and regulations currently in effect, we and our subsidiaries, (1) have obtained all necessary permissions from PRC authorities to operate our business, (2) are not required to obtain any permission from any PRC authorities to issue our securities to foreign investors, (3) are not subject to permission requirements from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC governmental agencies that is required to approve our PRC subsidiaries’ operations, and (4) have not received or were denial such permission by any PRC authorities. We have also included the consequences if we (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future.

6.	We note your disclosure on page 20 that one of your directors have a high concentration of your voting power. Please identify the director and include disclosure in your summary.

RESPONSE:  We respectfully advise the Staff that we have disclosed the identity of the director with the high concentration of voting power in the risk factory summary section on page 6, as well as in risk factors on page 20.

Risk Factors, page 13

7.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:  We respectfully advise the Staff that we have previously disclosed in the Risk Factors section on page 33 in response to the Staff’s comment, with the risk factor entitled “We may be required to obtain permission from Chinese authorities to operate and issue securities to foreign investors in this offering and/or listing on the Nasdaq Stock Market, and if required and we are not able to obtain such permission in a timely manner, the securities currently being offered may substantially decline in value and become worthless.”

8.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE:  We respectfully advise the Staff that we have previously disclosed in the Risk Factors section on pages 23-24 in response to the Staff’s comment, with the risk factor entitled “We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.”

Risk Factors, Failure to make adequate contributions, page 31

9.	We note your disclosure that you have not adequately paid social insurance and housing provident fund contributions for your employees. Please quantify the amounts not paid to date. Also, please clarify whether the amounts have been accrued in your financial statements and, if not, please explain how you determined the amounts are not required to be recorded in your financial statements.

RESPONSE:  We respectfully advise the Staff that we have revised the Risk Factors section on page 31 to include an update on the Company’s status on the social insurance and housing provident fund contribution.

Risk Factors, We are an “emerging growth company”, page 40

10.	Based on your disclosure that you have irrevocably elected not to avail your company of exemption from new or revised accounting standards, it is not clear to us why you have not checked the related box on the cover page of the filing. Please clarify or revise this inconsistency.

RESPONSE:  We respectfully advise the Staff that the cover page has been checked on registration statement to indicate we are an emerging growth company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 50

11.	Please revise your disclosures to more fully explain the business reasons for changes in line items in your statements of operations. Please also quantify the impact of each business reason where appropriate. For example, you indicate that the increase in revenue was mainly due to the increase in sales volume after the recovery of business from the outbreak of COVID-19 during the year ended June 30, 2020. However, you provide no additional insight into how much quantities increased or whether the increases were accompanied by changes in the selling prices of your products. Please revise your disclosures accordingly.

RESPONSE:  We respectfully advise the Staff that we have updated our disclosures to more fully explain the changes in line items in statements of operations.

Management, page 100

12.	Please revise your disclosure to state the term of office for each director.

RESPONSE:  We respectfully advise the Staff that we have revised the Management section on page 105 to include the term of office of each director.

Related Party Transactions, page 107

13.	Please revise to elaborate on the nature of the transactions reflected in this section.

RESPONSE:  We respectfully advise the Staff that we have revised to elaborate the nature of the transactions in this section on page 110 and 111.

Consolidated Financial Statements, (1) Organization and Business Background, page F-7

14.	We note the adjustment of $17,315,254 arising from reorganization in your consolidated statements of changes in shareholders’ equity. Please revise your disclosures to more fully explain the reorganization and how you determined the amount of the adjustment from retained earnings to additional paid in capital. Please also explain to us the group structure/ownership interests of the subsidiaries prior to the reorganization and cite the accounting literature that supports your accounting for the reorganization, specifically address whether each subsidiary was under common control during all periods presented. In addition, please revise your disclosures to more fully explain why one subsidiary was transferred to shareholders, specifically address the nature of their business and magnitude of their assets and operations.

RESPONSE:  We respectfully advise the Staff that the net amount arising from reorganization amounted to approximately US$17.3m recognized in the additional paid-in capital is contributed by the amounts due to shareholders by the company that were waived during the year ended June 30, 2021 of approximately US$23.1 million, and partially offset by the amounts incurred for the transfer of shareholding of certain subsidiaries from the shareholders to the company of approximately US$5.8 million.

On the other hand, the amounts reversed from the retained earnings of approximately US$17.3 million represented the retained earnings of Yee Woo Paper Packaging (China) Company Limited that ceased all its packaging and corrugated business and de-recognized from the Company as part of the reorganization plan effective on December 31, 2020.

It is respectfully submitted that Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies (herein collectively referred to as the “Group”) in preparation for the listing of our shares, the Company becomes the holding company of the Group on January 19, 2022. As the Group were under same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the group reorganization, the consolidated statements of income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the two-year period ended June 30, 2021, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period.

The consolidated balance sheets as at June 30, 2020 and 2021 present the assets and liabilities of the following companies now comprising the Company which had been incorporated/established as at the relevant balance sheet date as if the current corporate structure had been in existence at those dates based on same control aforementioned, saved to Yee Woo Paper Packaging (China) Company Limited that ceased all its packaging and corrugated business and de-recognized from the Company as part of the reorganization plan effective on December 31, 2020. The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements.

The following table represents the date of incorporation or establishment, date of shareholdings directly owned by Millennium Group International Holdings Limited for the purpose of reorganization, effective shareholding of the subsidiaries during the years ended June 30, 2021 and 2020.

Name of subsidiary	Date of incorporation or establishment	Date of shareholdings directly owned by Millennium Group International Holdings Limited for the purpose of reorganization	Effective shareholdings during the years ended June 30, 2021	Effective shareholdings during the years ended June 30, 2020
Millennium Investment International Limited	September 13, 2019	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Millennium Printing (Shenzhen) Co., Ltd	December 3, 2007	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Yee Woo Paper Industry (Shenzhen) Co., Ltd.	August 21, 2001	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Putian Xiqi Branding Strategy Co., Ltd	September 30, 2017	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Millennium Packaging Technology (Huizhou) Co., Ltd.	March 6, 2020	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Millennium (Huizhou) Technology Co., Ltd.	January 19, 2020	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Huizhou Yimeinuo Industry Co., Ltd.	April 7, 2017	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Millennium Strategic International Limited	November 13, 2019	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Wah Tong Investment International Limited	October 18, 2019	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Yee Woo Paper Investment International Limited	November 15, 2019	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Millennium Printing International Limited	May 12, 2000	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Millennium Packaging Group International Limited	August 13, 2003	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Yee Woo Paper Packaging (HK) Company Limited	December 13, 2018	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

MPG Global Company Limited	March 9, 2018	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Millennium Group Investment (BVI) Limited	May 20, 2021	May 20, 2021	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Millennium Holdings International Limited	September 23, 2019	January 19, 2022	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

Yee Woo Paper Packaging (China) Company Limited*	November 10, 1992	N/A	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi	ultimate shareholders: Lai Por Lai Yau Shing Lai Yau Chuen Lai Yau Sang Lai Yau Fai Lai Yau Chi

*

Prior to the group reorganization, Yee Woo Paper Packaging (China) Company Limited was at all material times during the year ended June 30, 2020 and till the period ended December 31, 2020 wholly-owned by the Controlling Shareholders and has previously assisted in the operation of the Company’s principal printing and packaging business.

Prior to December 31, 2020, Yee Woo Paper Packaging (China) Company Limited was principally engaged in packaging and corrugated business and property investment. On December 31, 2020, a restructuring plan regarding Yee Woo Paper Packaging (China) Company Limited was implemented and became effective such that Yee Woo Paper Packaging (China) Company Limited had ceased its packaging and corrugated business and had become solely a property investment company. Since then, Yee Woo Paper Packaging (China) Company Limited is no longer be considered as part of the Company and all the assets, liabilities and the related reserve balance have been de-recognized. Subsequently, the land and building that was owned by Yee Woo Paper Packaging (China) Company Limited was leased back to the Company.

We have revised the Notes to Consolidated Financial Statements section on pages F-8 and F-34, F-35 in response to the Staff’s comment.

Consolidated Financial Statements, Basis of Presentation and Significant Accounting Policies Basis of Consolidation, page F-8

15.	You disclose that the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries and variable interest entity. You also make reference to a variable interest entity on page F-10. However, on page F-7, you disclose that all your subsidiaries are 100% owned. Please clarify whether you have a variable interest entity and, if applicable, provide all required disclosures related to the variable interest entity or revise your disclosures on pages F-8 and F-10 to correct this inconsistency.

RESPONSE:  We respectfully advise the Staff that we do not operate under a VIE structure and therefore disclosures regarding variable interest entities will not be applicable. We have revised the Notes to Consolidated Financial Statements section to remove references to variable interest entities on pages F-9, F-13, F-35 and F-38 in response to the Staff’s comment.

Leases, page F-10

16.	You disclose that operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. We note that your adoption of ASC 842 resulted in the recognition of ROU assets of $3,733,913 and operating lease liabilities of $31,890 as of July 1, 2019. Please revise your disclosures to explain how you determined the adoption of ASU 842 resulted in only $31,890 of operating lease liabilities relative to $3,733,913 of ROU assets and clarify where and how the difference between these amounts was recorded in your financial statements.

RESPONSE:  We respectfully advise the Staff that the leasehold land located in Shenzhen, China, with a lease term of 50 years, is leased from the PRC government. Such lease would lead to the existence of right-of-use asset and lease liabilities. In the inception date of lease term, the Company has fully paid the lease payment to the PRC government which offsets the lease liabilities, principally indicating the variance between the recognition of ROU assets of $3,733,913 and operating lease liabilities of $31,890 as of July 1, 2019. We have revised the Notes to Consolidated Financial Statements section on page F-12 and F-37 in response to the Staff’s comment.

Other Accounting Policies, page F-13

17.	Please provide the disclosures required by ASC 280-10-50-40 and ASC 280-10-50-41 or tell us why you do not believe they are required.

RESPONSE:  We respectfully advise the Staff that the Company uses the “management approach” in determining reportable operating segment. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segment. Management, including the chief operating decision maker, reviews operation results by the revenue of different merchandise or services. Based on management’s assessment, the Company operates a single operating segment, the paper-based packaging solution business. The activities of the operating segment have similar economic characteristic. The internal financial information provided to the Company’s chief operating decision maker, the Company’s CEO, is of the paper-based packaging solutions business. The Company has concluded that the paper-based packaging solutions business is the Company’s only reportable operating segment. We have revised the Notes to Consolidated Financial Statements section related to revenue in terms of merchandise or services category and geographical locations of customers on pages F-26, F-27, F-49 and F-50 for supplementary information in response to the Staff’s comment.

(10) Related Party Balance and Transactions, page F-17

18.	It is not clear to us how and why certain related party balances arose or how the disclosures regarding related party balances and related party transactions are correlated. Please more fully address the following:

●	We note the amount due from M-GEN Innovation increased from $500,030 to $926,032; however, the only transaction disclosed is sales of $141,507. Explain the other factors that increased the amount due from this related party.

●	We note the amount due from Wah Cheong Paper Packaging Limited is $515,132 as of June 30, 2021; however, the only transactions disclosed are payments for management fees. Explain how and why you recorded an amount due from this related party.

●	We note the amount due from Wah Cheong Paper Factory Limited is $991.459 as of June 30, 2021; however, the only transactions disclosed are rental payments. Explain how and why you recorded an amount due from this related party.

●	We note the amount due to Yee Woo Paper Packing Company is $2,399,380 as of June 30, 2021; however, the only transaction disclosed is rental payments. Explain how and why you recorded an amount due to this related party, including whether the amount is related to the transfer of this subsidiary to shareholders.

●	Explain the facts and circumstances regarding the amounts due to the six shareholders.

●	Clarify the disclosures on pages F-17 and F-18 that “amounts are of non-trade nature”.

●	Explain how you determined that all changes in related party balances are appropriately classified in operating cash flows. In this regard, we note certain amounts appear to relate to purchases of equipment.

RESPONSE:  We respectfully advise the Staff that we have revised the Notes to Consolidated Financial Statements section on pages from F-44 to F-47 in response to the Staff’s comment.

●	M-GEN Innovation Company Limited:

It is respectfully submitted that the balance of amount due from M-GEN Innovation Company Limited was USD926,032 and USD500,030 as of June 30, 2021 and 2020, respectively.

It is respectfully submitted the supplementary disclosure of significant related party transaction during the years ended June 30, 2021 and 2020 on page F-46. The balance as of June 30, 2021 was subsequently settled as at the end of April 2022.

●	Wah Tong Paper Products Group Limited:

It is respectfully submitted that the balance of amount due from Wah Tong Paper Products Group Limited was USD515,132 as at June 30, 2021 and amount due to Wah Tong Paper Products Group Limited was USD40,038 as at June 30, 2020.

It is respectfully submitted the supplementary disclosure of significant related party transaction during the years ended June 30, 2021 and 2020 on page F-46. The balance as of June 30, 2021 was subsequently settled as at the end of April 2022.

●	Wah Cheong Paper Packaging Limited:

It is respectfully submitted that the balance of amount due from Wah Cheong Paper Packaging Limited was USD13 as of June 30, 2020, and there is no significant related party transaction during the year ended June 30, 2021 and 2020. The balance as of June 30, 2021 was subsequently settled as at the end of April 2022.

●	Wah Tong Paper Products Factory Limited:

It is respectfully submitted that the balance of amount due from Wah Tong Paper Products Factory Limited was USD991,459 and USD3,142,249 as at June 30, 2021 and 2020, respectively.

We also respectfully submit the supplementary disclosure of significant related party transaction during the years ended June 30, 2021 and 2020 on page F-47. The balance as of June 30, 2021 was subsequently settled as at the end of April 2022.

●	Yee Woo Paper Packaging (China) Company Limited:

It is respectfully submitted that the balance of amount due to Yee Woo Paper Packaging (China) Company Limited was USD2,399,380 as of June 30, 2021.

We also respectfully submit the supplementary disclosure of significant related party transaction during the years ended June 30, 2021 and 2020 on page F-46. The balance as of June 30, 2021 was subsequently settled as at the end of April 2022.

●	Amounts due to the six shareholders:

We respectfully submit the supplementary disclosure of significant related party transaction during the years ended June 30, 2021 and 2020 on page F-47. The balances as of June 30, 2021 were subsequently settled as at the end of April 2022.

We also respectfully advise the Staff that the supplementary disclosure of significant related party transactions classified into trade and non-trade nature is on page F-46 and F-47, and all changes in related party balances are appropriately classified in operating cash flows and financing cash flows respectively on page F-33.

Exhibits

19.	Please include the filing fee table and related disclosure as an exhibit. See Item 601(b)(107) of Regulation S-K.

RESPONSE:  We respectfully advise the Staff that since the Company will be filing this registration statement as a confidential filing, which has not yet been made to support the feature of including Exhibit 107, we will file an Exhibit 107 when the Company is ready for a public filing in the next Amendment.

20.	Please file the employment agreements you have entered into with Ming Hung Lai, Ming Yan “Ray” Lai, and Wing Wai “John” Au. See Item 601(b)(10) of Regulation S-K.

RESPONSE:  We respectfully advise the Staff that we have added employment agreements the Company entered into with Ming Hung “Matthew” Lai, Ming Yan “Ray” Lai, and Wing Wai “John” Au as exhibit 10.1, 10.2, and 10.3, respectively.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Ming Yan Lai
Ming Yan Lai
Chief Executive Officer and Director